Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following is a press release issued by Alliance Data Systems Corporation on October 30, 2014:

NEWS RELEASE

Contact:

Shelley Whiddon – Media
214-494-3811
shelley.whiddon@alliancedata.com

Rachel Stultz – Media
614-729-4890
rachel.stultz@alliancedata.com

ALLIANCE DATA RETAIL SERVICES' ENHANCED MOBILE LOYALTY SUITE
DELIVERS INDUSTRY-LEADING APP AND PAYMENT FUNCTIONALITY
FOR RETAILERS AND CREDIT CARDMEMBERS

•	Mobile Virtual Card with first-of-their-kind integrated features benefits cardmembers with convenient and secure mobile payment experience and loyalty program engagement
•	App offers immediate credit activation and usage of full functionality via mobile device
•	Mobile app delivers access to rich transactional information, providing customer insights to drive retailers' marketing strategies and increase brand loyalty

COLUMBUS, Ohio, Oct. 30, 2014 -- Alliance Data Retail Services, a business of Alliance Data Systems Corporation (NYSE: ADS) that manages more than 135 private label and co-brand credit card programs for some of the world's most recognized brands, today introduced its proprietary mobile loyalty suite and second-generation app for retailers. The app enables customers to apply for a store-brand credit card, shop, pay with the Mobile Virtual Card and collect or redeem rewards, all without a physical credit card. The mobile app is customized to each retail brand and enables the collection and analysis of transaction (SKU-level) data to improve the brand experience for cardmembers and deliver a more personalized shopping experience.

"Our first-to-market mobile loyalty suite enhances the  shopping experience by combining convenience, value and security for cardmembers, while at the same time providing to our brand partners the rich exchange of information they desire to drive customer loyalty and sales across all channels," said Melisa Miller, president of Alliance Data Retail Services. "Our more than 36 million active cardmembers told us they want to interact with their favorite brands beyond the secure purchase feature, and our mobile loyalty solution will help retailers remain competitive and relevant to their customers. In addition, the transactional data captured through our mobile app, combined with our sophisticated analytics capabilities, offers powerful results: relevant communications and personalized offers to cardmembers that drive sales and brand affinity."

Alliance Data Retail Services' mobile app, which is compatible with almost all smartphones, provides a first-of-its-kind integrated mobile loyalty experience, with features focused around customer engagement that benefit both retailers and cardmembers:

RETAILER BENEFITS:

•    Loyalty. Through the collection and analysis of transactional data, retailers gain insight into shopping preferences and patterns allowing for greater personalization and interaction with cardmembers to create targeted offers and communication;
•    Shopping. In-app shopping capabilities and tailored promotional offers that drive in-store and in-app purchases, increasing transaction size and frequency;
•    Payment. A quick, secure credit application to increase store-brand credit cardmembers and ensure easy point-of-sale payment transaction.

CREDIT CARDMEMBER BENEFITS:

•    Integration of Loyalty Program Features. Rewards tracking and redemption, customized offers, coupons, and personalized messages;
•    Shopping Experience. Information about sales and special offers, shopping via the brand's mobile website, and a GPS-enabled store locator;
•    Seamless, Convenient Payment Functionality. An online credit application, account information, and access to the Mobile Virtual Credit Card as a secure way to make purchases in-store.

A recent global report by Capgemini found that 75 percent of consumers think mobile devices have grown in importance for their entire shopping journey.i  In fact, findings indicate that mobile applications that have a loyalty component are expected to be more effective for retailers as customers continue to use their smart devices for more purposes. Another recent study reported on by Internet Retailer found the availability of information at shoppers' fingertips is driving them to pre-shop using digital devices, including phones and tablets, which is a significant driver of cross-channel shopping growth.ii

"Ultimately, when consumers use our app to research, shop, and pay in store with their Mobile Virtual Card, they spend 40 percent more than if they shopped and checked out with a physical credit card," said Sheryl McKenzie, vice president of product and marketing capabilities, Alliance Data Retail Services. "The true value of our mobile retail app goes beyond its mere function as a credit payment tool; it gives cardmembers the ability to view their account, including available credit and loyalty rewards. By providing this level of personalized information during the shopping experience, customers are more inclined to complete – or add to – their intended purchase."

i "Digital Shopper Relevancy Report," Capgemini, September 25, 2014
ii "The Web's Influence on U.S. Retail Grows", Thad Rueter, Internet Retailer, July 25, 2014

When location-based technology is implemented at the store level, the Alliance Data Retail Services retail app becomes even more powerful for both the retailer and cardmember. With this permission-based technology, brands can recognize a store brand credit card customer walking into the store with an enabled smartphone and can transmit personalized messages based on their preferences while shopping.

"With the cardmember's permission, the location-based prompts can act almost like a personal shopper, alerting the customer through the app to a new collection nearby or even prompting a purchase with a special offer on an item displayed in that part of the store," McKenzie said.

Alliance Data Retail Services' mobile loyalty suite is an example of its ongoing investment in innovation, driven by the evolving shopping journey and customer preferences. The app will roll out new features and benefits in 2015, including digital receipt tracking and mobile gifting. The app provides a platform for leveraging ongoing technology innovations that will enhance and transform the mobile-loyalty journey.

About Alliance Data Retail Services
Alliance Data Retail Services is one of the nation's leading providers of branded credit card programs, with more than 135 marketing-driven private label, co-brand and commercial programs in partnership with many of North America's best-known brands. The business delivers upon its Know more. Sell more.® commitment by leveraging customer insight to drive sales for its client partners. Leveraging deep-rooted marketing expertise, transaction-based customer data, and advanced analytics, Alliance Data Retail Services creates turnkey, multichannel credit programs designed to help its clients develop stronger, more profitable customer relationships. Alliance Data Retail Services is part of the Alliance Data family of companies. To learn more about Alliance Data Retail Services, visit www.alliancedataretail.com.

About Alliance Data
Alliance Data® (NYSE: ADS) and its combined businesses is a leading global provider of data-driven marketing and loyalty solutions serving large, consumer-based industries. The Company creates and deploys customized solutions, enhancing the critical customer marketing experience; the result is measurably changing consumer behavior while driving business growth and profitability for some of today's most recognizable brands. Alliance Data helps its clients create and increase customer loyalty through solutions that engage millions of customers each day across multiple touch points using traditional, digital, mobile and emerging technologies. An S&P 500 company headquartered in Dallas, Alliance Data and its three businesses employ approximately 12,000 associates at more than 80 locations worldwide. Alliance Data was named to FORTUNE magazine's 2014 list of World's Most Admired Companies.

Alliance Data consists of three businesses: Alliance Data Retail Services, a leading provider of marketing-driven credit solutions; Epsilon®, a leading provider of multichannel, data-driven technologies and marketing services; and LoyaltyOne®, which owns and operates the AIR MILES® Reward Program, Canada's premier coalition loyalty program. For more information about the company, visit our website, www.alliancedata.com, or follow us on Twitter via @AllianceData.

Conversant Acquisition

On September 11, 2014, the Company entered into an Agreement and Plan of Merger with Conversant, Inc. and Amber Sub LLC, a direct wholly-owned subsidiary of Alliance Data Systems Corporation.  The agreement provides for the merger of Conversant with and into Amber Sub LLC, with Amber Sub LLC continuing as the surviving company and a direct wholly-owned subsidiary of the Company. The parties currently expect to close the transaction by year end.  However, completion of the transaction is subject to customary conditions, including approval by Conversant stockholders, listing on the New York Stock Exchange of the shares of Alliance Data common stock to be issued in the transaction, effectiveness of Alliance Data's registration statement on Form S-4 and receipt of required regulatory approvals.

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation.

In connection with the proposed merger, on October 2, 2014, Alliance Data filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (File No. 333-199128) containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders can obtain copies of the registration statement and proxy statement/prospectus and other documents filed with the SEC by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements

Certain information set forth in this communication constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to the Company or its management team. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements.  Such statements are based upon the current beliefs and expectations of the management of Alliance Data and are subject to significant risks and uncertainties outside of our control.

Participants in the Solicitation

Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger.  Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.

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